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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July , 200 6

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Contact:

Avigdor Luttinger
VP Marketing and Corporate Strategy
Magic Software Enterprises
(949) 250-1718 X299

Magic Software Announces the Conclusion of its Highly Successful eDeveloper V10 Introduction Program

eDeveloper V10 shipping  as of June 30

Tel Aviv, Israel  (July 13, 2006) -- Magic Software Enterprises Ltd. (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and development technology, today announced the completion of its eDeveloper V10 Customer Application Porting Program. The CAP program provided worldwide customers with hands-on mentoring and support in migrating their existing eDeveloper applications to the newly released eDeveloper V10, Magic’s ground breaking Composite Application development and deployment. The CAP program originally started at Magic’s headquarters with representative customers from all over the world. Following the huge success of the program and repeating requests from customers who were not part of this program, Magic Software now offers local CAP programs in several of its offices in the world. Today’s announcement marks another step in Magic’s longstanding efforts to strengthen its relationship with the eDeveloper partner and user community.

“eDeveloper V10 delivers industry-leading composite applications capability, XML based repository and rules engine, enhanced application development, version control and debugging features, all of which assist in developing solutions in the most robust and rapid way”, said Avikam Perry, CTO and vice president of Research and Development at Magic Software.

“With eDeveloper, Magic Software has pioneered the concepts of metadata driven application development and deployment, which are presently recognized and the foundation for Service Oriented Architectures (SOA) and Composite Applications", commented Avikam."V10 was designed to incorporate the latest standards in Metadata and Service Governance and provides full support for both Service Oriented and Event Driven application paradigms. We have excellent feedback from our customers as well as from external experts, and we remain faithful to our long term policy offering seamless upgrade path to our vast user community" he added.

Since the CAP program was initiated, in March of this year,, hundreds of participants have benefited from extensive mentoring and support in migrating their applications to the new eDeveloper V10. The CAP Program followed 9 months of extensive testing within the eDeveloper Beta Program and was designed to deliver the swiftest possible migration to the new version.  Feedback from customers that participated in the CAP program has been very positive – “The migration process has proved to be short and smooth- eDeveloper V10 has taken Magic’s efficiency to a new level and will significantly upgrade the efficiency of internal programming” said John Heydt, VP IT of Administar Services Group Inc, one of the CAP program participants.

Regev Yativ, the recently appointed VP of Magic’s eDeveloper Composite Applications division, added “this is one of the most significant products ever launched by Magic since its inception. The level of enthusiasm showed by our customers during the CAP sessions is a clear vote of confidence in the product and its road-map. eDeveloper V10 is at the forefront of the new technology wave of Integrated Service Environments and SOA development platforms. It delivers first class tools for dynamic business environments and enables Magic to assume a role of a world leader in this market.”

“eDeveloper V10 paves the way for the Magic Solution Provider ecosystem to become one of the broadest sources for specialist web services in the market. This community of some 2500 ISV’s worldwide offers one of the broadest selections of business applications to SME’s, and by migrating to eDeveloper V10 would be able to use its Composite Component wizard to expose and deliver these as part of a service infrastructure. We intend to work closely with our partners to encourage this evolution, and are planning significant promotional campaigns for the coming autumn” concluded Yativ.

About Magic Software Enterprises

Magic Software provides a Service Oriented Platform (Application Integration, Business Process Management and Composite Applications) to rapidly develop, change and deploy solutions integrated with existing and legacy systems. Magic Software enables enterprises to increase their agility and rapidly adapt to business changes, by aligning their IT with their business operations, accelerating the evolution to a Service Oriented Architecture through Application Integration and Business Process Management. Our customers develop and deploy applications that are rapidly customized and integrated with existing and legacy systems. Our products are built on 20 years of R&D and customer experience, leading the industry in Composite Application Development. Magic technology, products and professional services are available through a global network of subsidiaries, distributors and over 2500 Magic Solutions Partners in approximately 50 countries. The Company's EMEA HQ offices are located in the Netherlands, Pelmolen 17 3994XX Houten, 0031-30.6566266. The company's North American subsidiary is located at 23046 Avenida de la Carlota Suite 300 Laguna Hills, CA 92653, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404. www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ David Assia

David Assia

Chairman

Date: July 13, 2006